                                                                     EXHIBIT 5.1



                             [HOMESTORE LETTERHEAD]



          HOMESTORE ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002 RESULTS Quarter and Full Year Results Demonstrate Continuing Improvement

WESTLAKE VILLAGE, CALIF. - MAR. 6, 2003 - Real estate media and technology supplier Homestore, Inc. (NASDAQ: HOMS) today reported its financial results for the quarter and year ended December 31, 2002.

FOURTH QUARTER OVER THIRD QUARTER RESULTS
Homestore reported fourth quarter revenue from continuing operations of $60.8 million, down 5 percent from revenue of $63.8 million for the third quarter of 2002. The decline in revenue of $3.0 million from the third quarter is a result of both the normal seasonality in the offline advertising segment and the transition of a major product in the software segment from a one-time license sale to a recurring monthly subscription fee offset by an increase in Media Services revenue. Despite the decline in revenue, the gross profit margin remained constant compared to the third quarter at 72 percent.

The loss from continuing operations for the fourth quarter was $(37.6) million, or $(0.32) per share, compared to a loss from continuing operations of $(40.4) million, or $(0.34) per share in the third quarter of 2002. The net loss for the quarter was $(36.6) million, or $(0.31) per share, compared to $(39.8) million or $(0.34) per share for the third quarter of 2002. Fourth quarter results included an impairment charge of $7.3 million for the write down of certain intangible assets. Third quarter results reflected a restructuring charge of $10.7 million.

Non-cash expenses included in operating results, consisting of stock-based charges, depreciation and amortization, were $25.8 million in the fourth quarter compared to $29.6 million in the third quarter of 2002. Excluding these non-cash expenses and the non-recurring impairment and restructuring charges outlined above, the Company's loss from operations was $(0.4) million in the fourth quarter of 2002 compared to income from operations of $0.7 million in the third quarter of 2002. This information is provided because management uses it to monitor and assess the Company's performance and believes it is helpful to investors in understanding the Company's business.

Page 2 Homestore Announces Fourth Quarter and Full Year 2002 Results


At December 31, 2002, Homestore had $80.5 million in unrestricted cash and cash equivalents available to fund operations, compared to $87.8 million at September 30, 2002.

Homestore's CEO, Mike Long, commented, "We are encouraged by our progress during the past year. We strengthened our management team, regained regulatory compliance, stabilized our balance sheet, reduced our cost structure to a sustainable level and settled our AOL dispute. Each of these steps has positioned us to better serve our customers in the years ahead. We are pleased to be well-positioned to make the continued investments in our market-leading products and services that are enhancing the productivity and profitability of real estate professionals."

RECENT DEVELOPMENTS
In early January, Homestore announced that it had settled a dispute with America Online ("AOL"), and entered into a new distribution and content agreement. Pursuant to the settlement, the company paid AOL $7.5 million in January 2003 to terminate the previous agreement, and allowed AOL to fully draw on a $90 million letter of credit secured by Homestore's restricted cash. This settlement enabled Homestore to avoid a make-whole payment in July 2003 that could have been approximately $57 million in excess of the $90 million letter of credit. The new agreement will result in a quarterly expense of $5.1 million for the next six quarters, compared to a quarterly expense of $14 million under the previous agreement. It also extends Homestore's rights to provide AOL with real estate listing and other content through June 2004. As a result of this settlement, Homestore will record a one-time non-cash gain in the first quarter of 2003 of approximately $104 million.

Subsequent to the end of 2002, Homestore also completed the sale of the operating assets of The Hessel Group. The sale reflected management's belief that software and tax preparation services for the corporate relocation sector was not strategic to the Company's core business model. The sale proceeds from four separate transactions were approximately $1.5 million. During the fourth quarter, Hessel's operations were approximately breakeven, however, the Company recorded a charge of $1.2 million in the fourth quarter to reflect the costs of disposing of these operations.

FULL YEAR RESULTS
For the year ended December 31, 2002, Homestore's revenue was $264.6 million, down 13 percent from revenue of $303.8 million for 2001. The loss from continuing operations was $(176.1) million, or $(1.49) per share compared to a loss of $(1,470.4) million, or $(13.69) per share for 2001. The net loss for the full year was $(163.4) million, or $(1.39) per share compared to a net loss of $(1,465.6) million, or $(13.64)

Page 3 Homestore Announces Fourth Quarter and Full Year 2002 Results


per share for the same period in 2001. The 2002 results included an impairment charge of $7.3 million to reflect the fair market value of its long-lived assets. Results for 2001 reflected an impairment charge of $925.1 million.

FOURTH QUARTER 2002 OVER FOURTH QUARTER 2001 RESULTS
Compared to the year ago results, Homestore's fourth quarter revenue declined 25 percent from revenue of $81.5 million for the fourth quarter of 2001. The loss from continuing operations was $(37.6) million, or $(0.32) per share compared to a loss of $(1,112.0) million, or $(9.56) per share for the fourth quarter of 2001. The net loss for the quarter was $(36.6) million, or $(0.31) per share compared to a net loss of $(1,106.6) million, or $(9.51) per share for the fourth quarter 2001. The fourth quarter of 2002 results included the impairment charge of $7.3 million compared to the $925.1 million charge in the comparable period of the prior year.

At December 31, 2002, Homestore had $80.5 million in unrestricted cash and cash equivalents available to fund operations compared to $52.5 million at December 31, 2001.

CONFERENCE CALL
Homestore(R) will host a conference call with the financial community, which will be broadcast live over the Internet today, Thursday, March 6 at 1:30 p.m. PST (4:30 p.m. EST). Chief Executive Officer Mike Long and Chief Financial Officer Lew Belote will discuss the Company's fourth quarter and full year 2002 results and provide an update on Homestore's overall progress. In order to participate in the call, investors should log on to http://homestore.com/investorrelations and click on "Conference Call." RealPlayer or Windows Media Player software is required and is obtainable at no cost. Please connect to the above site ten minutes prior to the call to load any necessary audio software. A replay of the call will also be available in the same section of the Company's Web site. A telephone replay will also be available from 4:30 p.m. PST on March 6 until midnight on March 13 at (706) 645-9291, conference code 8924382. For additional information regarding the Company's results, please go to the "SEC Filings" section at http://homestore.com/investorrelations to view the quarterly reports as filed with the SEC on Form 10-Q as well as Homestore's Form 10-K, which is expected to be filed on or before March 31, 2003.

      (FOURTH QUARTER AND FULL YEAR 2002 FINANCIAL STATEMENT TABLES FOLLOW)

Page 4 Homestore Announces Fourth Quarter and Full Year 2002 Results


                                 HOMESTORE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)
                                   (unaudited)

                                                                 THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                   DECEMBER 31,     SEPTEMBER 30,      DECEMBER 31,
                                                       2002              2002              2001
                                                   ------------     -------------      ------------
Revenue                                            $    55,410       $    56,653       $    64,037
Related party revenue                                    5,414             7,126            17,437
                                                   -----------       -----------       -----------
Total revenue                                           60,824            63,779            81,474

Cost of revenue                                         16,935            17,823            21,834
                                                   -----------       -----------       -----------
Gross profit                                            43,889            45,956            59,640
                                                   -----------       -----------       -----------

Operating expenses:
   Sales and marketing                                  34,672            41,222            51,869
   Product and website development                       6,087             6,371            12,138
   General and administrative                           19,917            17,976            88,581
   Amortization of goodwill and intangible assets        9,386             9,255            54,052
   Impairment of long-lived assets                       7,335                --           925,094
   Acquisition and restructuring                            --            10,745            34,628
                                                   -----------       -----------       -----------
        Total operating expenses                        77,397            85,569         1,166,362
                                                   -----------       -----------       -----------

Loss from operations                                   (33,508)          (39,613)       (1,106,722)
Interest income, net                                       389               783               248
Other expense, net                                      (4,500)           (1,521)           (5,493)
                                                   -----------       -----------       -----------
Loss from continuing operations                        (37,619)         (40,351}        (1,111,967)
Gain on disposition of discontinued operations           1,029               582                --
Income from discontinued operations                         --                --             5,383
                                                   -----------       -----------       -----------
Net loss                                           $   (36,590)      $   (39,769)      $(1,106,584)
                                                   ===========       ===========       ===========

Basic and diluted net income (loss) per share
 Continuing operations                             $     (0.32)      $     (0.34)      $     (9.56)
                                                   ===========       ===========       ===========
 Discontinued operations                           $       .01       $        --       $       .05
                                                   ===========       ===========       ===========
   Net loss                                        $     (0.31)      $     (0.34)      $     (9.51)
                                                   ===========       ===========       ===========

Shares used to calculate basic and diluted
net loss per share amounts                             118,096           118,173           116,368
                                                   ===========       ===========       ===========

Page 5 Homestore Announces Fourth Quarter and Full Year 2002 Results


                                 HOMESTORE, INC.

       IMPACT OF NON-CASH AND NON-RECURRING EXPENSES ON INCOME (LOSS) FROM
                                   OPERATIONS
                                 (in thousands)
                                   (unaudited)

                                                          THREE MONTHS ENDED
                                             ------------------------------------------------
                                             DECEMBER 31,     SEPTEMBER 30,      DECEMBER 31,
                                                2002              2002              2001
                                             ------------     -------------      ------------
Loss from operations                         $   (33,508)      $   (39,613)      $(1,106,722)

Plus:
   Stock based charges                            13,035            16,877            20,656
   Amortization                                    9,386             9,255            54,053
   Depreciation                                    3,372             3,458             6,377
   Acquisition and restructuring                      --            10,745            34,628
   Impairment of Long lived assets                 7,335                --           925,094
                                             -----------       -----------       -----------

Income (loss) from operations excluding
non-cash and non-recurring expenses          $      (380)      $       722       $   (65,914)
                                             ===========       ===========       ===========

                                                       YEAR ENDED
                                             ------------------------------
                                             DECEMBER 31,      DECEMBER 31,
                                                 2002              2001
                                             ------------      ------------
Loss from operations                         $  (172,999)      $(1,436,612)

Plus:
   Stock based charges                            66,907            80,625
   Amortization                                   37,165           199,291
   Depreciation                                   14,397            24,900
   Litigation settlement                          23,000                --
   Acquisition and restructuring                  12,087            50,260
   Impairment of Long lived assets                 7,335           925,094
                                             -----------       -----------

Income (loss) from operations excluding
non-cash and non-recurring expenses          $   (12,108)      $  (156,442)
                                             ===========       ===========

Page 6 Homestore Announces Fourth Quarter and Full Year 2002 Results


                                 HOMESTORE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)
                                   (unaudited)

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                             -----------------------------
                                                                2002              2001
                                                             -----------       -----------
Revenue                                                      $   233,455       $   265,436
Related party revenue                                             31,158            38,346
                                                             -----------       -----------
Total revenue                                                    264,613           303,782
Cost of revenue                                                   78,304           113,490
                                                             -----------       -----------
Gross profit                                                     186,309           190,292
                                                             -----------       -----------

Operating expenses:
    Sales and marketing                                          164,629           242,174
    Product and website development                               30,279            35,722
    General and administrative                                    84,813           174,363
    Amortization of goodwill and intangible assets                37,165           199,291
    Acquisition and restructuring                                 12,087            50,260
    Impairment of long-lived assets                                7,335           925,094
    Litigation settlement                                         23,000                --
                                                             -----------       -----------
        Total operating expenses                                 359,308         1,626,904
                                                             -----------       -----------
Loss from operations                                            (172,999)       (1,436,612)
Interest income, net                                               2,620            10,490
Other expense, net                                                (5,682)          (44,281)
                                                             ===========       ===========
Loss from continuing operations                                 (176,061)       (1,470,403)
Gain on disposition of discontinued operations                    11,790                --
Income from discontinued operations                                  846             4,814
                                                             -----------       -----------
Net loss                                                     $  (163,425)      $ 1,465,589
                                                             ===========       ===========

Basic and diluted net income (loss) per share
        Continuing operations                                $     (1.49)      $    (13.69)
                                                             ===========       ===========
        Discontinuing operations                             $      0.11       $      0.04
                                                             ===========       ===========
        Net loss                                             $     (1.39)      $    (13.64)
                                                             ===========       ===========

Shares used to calculate basic net and diluted loss per
share                                                            117,900           107,433
                                                             ===========       ===========

Page 7 Homestore Announces Fourth Quarter and Full Year 2002 Results


                                 HOMESTORE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)


                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                      -----------------------------
                                                                         2002              2001
                                                                      -----------       -----------
Cash flows from operating activities:
Loss from continuing operations                                       $  (176,061)      $(1,470,403)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation                                                           14,397            24,900
    Amortization of goodwill and intangible assets                         37,165           199,291
    Accretion of distribution obligation                                   14,812            14,812
    Provision for doubtful accounts                                         5,115            29,990
    Stock-based charges                                                    66,907            80,625
    Write-down of investments                                                  --            30,744
    Acquisition and restructuring charges                                      --            12,553
    Realized loss on sale of marketable securities                          3,168                --
    Write-off of capitalized software                                       2,849                --
    Impairment of long-lived assets                                         7,335           925,094
    Other non-cash items                                                    1,938             1,751
Changes in operating assets and liabilities, net of acquisitions and discontinued operations:
    Accounts receivable                                                    (1,240)          (11,502)
    Prepaid distribution expense                                           10,869              (445)
    Other assets                                                            4,782            12,498
    Accounts payable and accrued liabilities                              (54,938)           66,567
    Deferred revenue from related parties                                 (10,679)           (8,418)
    Deferred revenue                                                      (23,436)           34,331
                                                                      -----------       -----------

Net cash used in continuing operating activities                          (97,017)          (57,612)
                                                                      -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                        (3,289)          (61,502)
Purchases of short-term investments                                            --           (86,176)
Proceeds from sale of marketable equity securities                          2,250                --
Maturities of short-term investments                                       14,394           147,284
Acquisitions, net of cash acquired                                             --           (57,100)
Other Assets                                                                   --              (326)
                                                                      -----------       -----------
Net cash provided by (used in) investing activities                        13,355            57,820
                                                                      -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from payment of stockholders' notes                                3,463             2,862
Proceeds from exercise of stock options, warrants and shares
  issuances under employee stock purchase plan                                800            56,501
Repayment of notes payable                                                     --              (482)
Repayment of notes receivable                                                  --            (4,777)
Repurchases of common stock                                                  (169)               --
Settlement of a stock issuance obligation                                    (521)               --
Transfer from restricted cash                                                 243             4,890
                                                                      -----------       -----------
Net cash provided by financing activities                                   3,816            58,994
                                                                      -----------       -----------
Net cash used in continuing operations                                    (79,846)          (56,438)
Net cash provided by (used in) discontinued operations                    122,037           (72,814)
                                                                      -----------       -----------
Change in cash and cash equivalents                                        42,191          (129,252)
Cash and cash equivalents, beginning of period                             38,272           167,524
                                                                      -----------       -----------
Cash and cash equivalents, end of period                              $    80,463       $    38,272
                                                                      ===========       ===========

Page 8 Homestore Announces Fourth Quarter and Full Year 2002 Results


                                 HOMESTORE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                   (unaudited)

                                                          DECEMBER 31,      DECEMBER 31,
                                                              2002              2001
                                                          ------------      ------------
                                     ASSETS
Current assets:
    Cash and cash equivalents                             $    80,463       $    38,272
    Restricted cash                                            90,000                --
    Short-term investments                                         --            14,190
    Marketable equity securities                                   --             2,432
    Accounts receivable, net                                   25,945            31,906
    Current portion of prepaid distribution expense            21,863            48,793
    Other current assets                                       12,739            43,743
                                                          -----------       -----------
        Total current assets                                  231,010           179,336

Prepaid distribution expense, net of current portion           13,150            35,007
Property and equipment, net                                    25,933            44,759
Goodwill, net                                                  23,258           107,769
Intangible assets, net                                         72,771           143,002
Restricted cash                                                    --            98,519
Other assets                                                   13,086             6,645
                                                          -----------       -----------
        Total assets                                      $   379,208       $   615,037
                                                          ===========       ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                      $     3,419       $    14,667
    Accrued expenses                                           59,732           102,371
    Accrued distribution obligation                           211,973                --
    Deferred revenue                                           29,625            62,988
    Deferred revenue from related parties                       7,024            31,198
                                                          -----------       -----------
        Total current liabilities                             311,773           211,224

Distribution obligation                                         7,500           204,660
Deferred revenue from related parties                           6,510             5,772
Other liabilities                                              14,695            10,125
                                                          -----------       -----------
        Total liabilities                                     340,478           431,781

Stockholders' equity:
    Convertible preferred stock                                    --                --
    Common stock                                                  118               117
    Additional paid-in capital                              1,990,755         1,987,405
    Treasury stock                                            (18,567)          (18,062)
    Notes receivable from stockholders                           (106)           (3,569)
    Deferred stock-based charges                               (2,246)          (11,692)
    Accumulated other comprehensive loss                         (424)           (3,568)
    Accumulated deficit                                    (1,930,800)       (1,767,375)
                                                          -----------       -----------
    Total stockholders' equity                                 38,730           183,256
                                                          -----------       -----------

    Total liabilities and stockholders' equity            $   379,208       $   615,037
                                                          ===========       ===========

Page 9 Homestore Announces Fourth Quarter and Full Year 2002 Results


ABOUT HOMESTORE
Homestore(R) (NASDAQ: HOMS) is the real estate industry's leading media and technology supplier. The Company operates the No. 1 network of home and real estate Web sites including flagship site REALTOR.com(R), the official Web site of the National Association of REALTORS(R); HomeBuilder.com(TM), the official new homes site of the National Association of Home Builders; Homestore.com(TM) Apartments & Rentals; and Homestore.com(R), a home information resource. Other Homestore advertising divisions are HomeStyles(TM) and Welcome Wagon(R). Homestore's professional software divisions include Computers for Tracts(TM), Top Producer(R) Systems and WyldFyre(TM) Technologies. For more information: http://homestore.com/corporateinfo.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Homestore's future operating income. These forward-looking statements are subject to material risks and uncertainties and investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

                                      # # #

Contacts:

Linda Press                                  Rob Whetstone
PondelWilkinson MS&L                         PondelWilkinson MS&L
323.866.6039                                 323.866.6050
lpress@pondel.com                            rwhetstone@pondel.com